EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine Months ended September 30, (in millions, except ratios)	2017
Excluding interest on deposits
Income before income tax expense	$27,646
Fixed charges:
Interest expense	8,360
One-third of rents, net of income from subleases (a)	398
Total fixed charges	8,758
Add: Equity in undistributed income of affiliates	597
Income before income tax expense and fixed charges, excluding capitalized interest	$37,001
Fixed charges, as above	$8,758
Preferred stock dividends (pre-tax)	1,752
Fixed charges including preferred stock dividends	$10,510
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.52
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$10,510
Add: Interest on deposits	1,949
Total fixed charges including preferred stock dividends and interest on deposits	$12,459
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$37,001
Add: Interest on deposits	1,949
Total income before income tax expense, fixed charges and interest on deposits	$38,950
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.13

(a)	The proportion deemed representative of the interest factor.